UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Centennial Fund IV, L.P.,
   1428 Fifteenth Street
   Denver, CO  80202-1318
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/09/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |1,057,502(1)          |D(1)            |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
 Explanation of
Responses:
	(1)  Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings
IV"), is the sole general partner of the Reporting Person, Centennial Fund IV,
L.P. ("Fund IV").  By virtue of the
relationship described above, Holdings IV may be deemed to control Fund IV and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund IV.  Steven
C. Halstedt, G. Jackson Tankersley, Jr., Jeffrey H. Schutz, Adam Goldman,
Donald H. Parsons, Jr. and David C. Hull, Jr. are the sole general partners of
Holdings IV (the "Individual Partners").  By
virtue of the relationship described above and their roles with Fund IV and
Holdings IV, each of the Individual Partners may be deemed to control Holdings
IV and Fund IV and may be deemed to
possess indirect beneficial ownership of the Issuer securities held by Fund IV.
 However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer
securities directly beneficially held by Fund IV, and, as a result, each
Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV.  Each of the
Individual Partners disclaims any pecuniary interest in any Issuer securities, other than to the extent of such Individual Partner's indirect proportionate interest in Fund IV.
		On April 9, 1997, the Reporting Person and certain other stockholders of the
Issuer (the "Stockholders") committed to invest an aggregate of $15 million in newly issued Class
A Preferred Stock and warrants of the Issuer (the "Investment").  The
Investment is subject to a number of conditions, including without limitation the negotiation of definitive documents to
evidence the Investment and approval by the Issuer's shareholders of certain transactions contemplated by the Investment, and no assurances can be given that the Investment will be closed or
that the terms and conditions of the Investment will not
change.
		As result of the foregoing, each of the Reporting Person and Holdings IV may be deemed to be a member of a group holding in excess of 10% of the Issuer's
Common Stock.
However, the Reporting Person and Holdings IV each disclaim beneficial ownership of, and any pecuniary interest in, any Issuer securities held by the
Stockholders.
Joint Filer Name:  Centennial Holdings IV,
L.P.
Address:  1428 Fifteenth
Street
                 Denver, CO
80202
Signature:
___________________
                Jeffrey Schutz, General
Partner
SIGNATURE OF REPORTING PERSON
Jeffrey Schutz, G. P., Centennial Holdings IV, L.P., G.P
DATE
04/18/97